Registrant	Assets as of January 1, 2014 (in thousands)	Minimum Required Bond Amount
Madison Funds	$ 1,980,845	$1,500,000
Ultra Series Fund	$ 3,303,085	$2,100,000
Madison Strategic Sector Premium Fund	$ 80,474	$450,000
Madison Covered Call and Equity Strategy Fund	$ 181,335	$600,000
Total Required Bond		$4,650,000
Total Amount of Joint Bond		$5,000,000